                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



(Mark One)
         (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1999

                                       OR

         ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _____________ to _____________

Commission File Number:  33-76290


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              DOMINION HOMES, INC.
                            RETIREMENT PLAN AND TRUST

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              DOMINION HOMES, INC.
                                5501 FRANTZ ROAD
                                    P.O. 7166
                             DUBLIN, OHIO 43017-0766




                                                        Exhibit Index on Page 15

                              REQUIRED INFORMATION

         The following financial statements and schedules for Dominion Homes, Inc. Retirement Plan and Trust, which are prepared in accordance with Employee Retirement Income Security Act of 1974 are being filed herewith:

Description                                                            Page No.
-----------                                                            --------

Audited Financial Statements:
-----------------------------

Report of Independent Accountants                                          5

Statements of Net Assets Available for Benefits at December 31,
1999 and December 31, 1998                                                 6

Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 1999 and December 31, 1998                        7

Notes to Financial Statements                                              8


Supplemental Schedules:
-----------------------

Item 27a - Schedule of Assets Held for Investment Purposes as of
December 31, 1999                                                         13



Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to Dominion Homes, Inc. Retirement Plan and Trust.

                 The following exhibit is being filed herewith:

Exhibit No.      Description                                       Page No.
-----------      -----------                                       --------

1                Consent of Independent Public Accountants          Page 15

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

                                               DOMINION HOMES, INC.
                                               RETIREMENT PLAN AND TRUST

Date:  June 28, 2000                           By: */s/ Terry E. George
                                                   --------------------
                                                   Terry E. George, Co-Trustee

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST
FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 1999 AND 1998

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Dominion Homes, Inc. Retirement Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Dominion Homes, Inc. Retirement Plan and Trust (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

COLUMBUS, OHIO
June 23, 2000

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                     1999           1998
ASSETS
    Investments, at fair value                    $8,055,528     $7,471,812
    Cash                                                  --         10,084
    Employer contributions receivable                 56,493         17,598
    Employee contributions receivable                 32,787             --
    Receivable from custodian                         44,364         21,379
    Accrued interest and dividends receivable            395         39,816
                                                  ----------     ----------

        Total assets                               8,189,567      7,560,689
                                                  ----------     ----------

LIABILITIES
    Accrued expenses                                  55,064         33,829
                                                  ----------     ----------

        Total liabilities                             55,064         33,829
                                                  ----------     ----------

        Net assets available for benefits         $8,134,503     $7,526,860
                                                  ----------     ----------

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                              1999            1998
ADDITIONS
    Employee contributions                                $  775,251      $  767,060
    Employer contributions                                   485,080         438,940
    Interest and dividend income                             409,476          58,134
    Net (depreciation) appreciation in the fair value
     of investments                                         (365,973)        443,018

DEDUCTIONS
    Participant benefits                                    (653,015)       (362,019)
    Administrative expenses                                  (43,176)        (47,329)
                                                          ----------      ----------


       Net additions                                         607,643       1,297,804


Net assets available for benefits, beginning of year       7,526,860       6,229,056
                                                          ----------      ----------

Net assets available for benefits, end of year            $8,134,503      $7,526,860
                                                          ----------      ----------

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
1.       DESCRIPTION OF THE PLAN

         Dominion Homes, Inc. (the Employer) established Dominion Homes, Inc. Retirement Plan and Trust (formerly Borror Corporation Retirement Plan and Trust) (the Plan) effective July 1, 1985. The Plan is a defined contribution plan designed to comply with Sections 401(a) and (k) of the Internal Revenue Code.

         Employees are eligible to participate in the Plan upon the latest of:
         a) the attainment of age 21; b) the completion of six months of service; and c) classification as a regular full-time employee, exclusive of employees for whom retirement benefits have been the subject of good faith collective bargaining.

         Participants designate the percentage of employer and participant contributions invested in the fourteen investment fund options. These options include:

         o        Dominion Homes Stock
         o        EB Money Market Fund
         o        EB MaGIC Fund
         o        Victory LifeChoice Conservative Investor Fund
         o        Victory LifeChoice Moderate Investor Fund
         o        Victory LifeChoice Growth Investor Fund
         o        Victory Growth Fund
         o        Victory Stock Index Fund
         o        Fidelity Advisors Growth Opportunities Fund (Class T)
         o        Janus Twenty Fund
         o        Janus Worldwide Fund
         o        INVESCO Dynamics Fund
         o        PIMCO Total Return Fund
         o        Baron Asset Fund

         The EB Money Market Fund and the EB MaGIC Fund are KeyBank Common Trust Funds with investments in fixed income securities and guaranteed investment contracts. The Victory Funds described above are Key Bank managed mutual funds. Participants may change their investment options on a daily basis.

         A participant in the Plan may enter into a salary reduction agreement with the Employer, authorizing the Employer to withhold a percentage of such participant's compensation and to contribute such amount to the Plan on their behalf. If a participant has not authorized the

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

         Employer to withhold at the maximum rate and desires to increase the total amount withheld for a plan year, such participant may authorize the Employer to withhold a supplemental amount up to 100% of their compensation for one or more pay periods. In no event may the sum of the amounts withheld under the Salary Reduction Agreement plus the supplemental withholding in any calendar year exceed $10,000. In accordance with Section 401(k) of the Internal Revenue Code, all amounts withheld from a participant's compensation in accordance with this section and contributed to their Salary Reduction Account are not to be included in the gross income of the participant for federal income tax purposes and are deemed, for tax purposes, to be an employee contribution to the Plan.

         The Employer is required to make matching contributions to the Plan from its current or accumulated profits, if any, equal to 100% of the first 3% of salary reduction contributions made by participants and 50% of the next 2% of salary reduction contributions, provided that the participant is employed on the last day of the plan year, subject to the limitations as published from time to time by the Internal Revenue Service. In no event may the sum of the amounts credited to a participant's Salary Reduction Account and Matching Contribution Account in any plan year exceed the lesser of 25% of the participant's compensation for the plan year or $30,000.

         A participant's interest in their Salary Reduction Account, Rollover Account, and Matching Contribution Account shall be fully vested and nonforfeitable at all times.

         Benefits under the Plan are generally payable upon the earliest occurrence of a participant's death, disability or retirement at or after attainment of normal retirement age. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, or in equal monthly, quarterly, semiannual or annual installments over a period not to exceed ten years. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Notwithstanding the foregoing, a participant's Salary Reduction Account may also be distributed in the event of certain financial hardships or the attainment of age 55.

         The Employer reserves the right at any time to amend or terminate this Plan or to suspend contributions thereto, provided that no such amendment, termination or suspension shall have the effect of giving the Employer any right or interest, or of revoking or diminishing the rights and interests of any participant in the funds then held by the Trustee.

         Effective January 1, 1999, the Company engaged Key Trust Company of Ohio to be the Plan's trustee and investment advisor. For the year ended December 31, 1998, Huntington Trust Company acted as the Plan trustee. As a result, funds available for investment by plan participants changed January 1, 1999.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
2.       ACCOUNTING POLICIES

         The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to generally accepted accounting principles.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         The Plan's investments are stated at fair value that is measured from quoted market prices as of the last business day of the plan year.

         Security transactions are reflected on a trade-date basis, which is not materially different from a settlement-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

         In the statements of changes in net assets available for plan benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation (depreciation) on those investments.

         ADMINISTRATIVE EXPENSES
         Administrative expenses are paid by the trustee from the net assets of the Plan. Approximately $43,000 and $47,000 in administrative expenses were incurred for the years ended December 31, 1999 and 1998, respectively.

         USE OF ESTIMATES
         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in the net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES
         The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
3.       INVESTMENTS

         The following are investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 1999 and December 31, 1998:

                                                                     1999
                           INVESTMENTS                            FAIR VALUE
           Dominion Homes Stock Fund                             $1,085,681
           Victory LifeChoice Moderate Investor Fund              1,152,671
           Victory LifeChoice Growth Investor Fund                1,438,963
           Victory Stock Index Fund                                 793,821
           Fidelity Advisor Growth Opportunities Fund               978,466
           Janus Twenty Fund                                        720,698
           Janus Worldwide Fund                                     515,264


                                                                     1998
                           INVESTMENTS                            FAIR VALUE
           Huntington Asset Allocation Fund--Balanced            $1,462,724
           Huntington Asset Allocation Fund--Growth               1,695,428
           Huntington Asset Allocation Fund--Income                 630,975
           Fidelity Growth Fund                                     847,781
           Dominion Homes Stock Fund                              1,960,067


4.       TAX STATUS

         The Plan meets the requirements of Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code, as amended by the Employee Retirement Income Security Act of 1974 (ERISA). The Plan qualifies as and has been granted favorable determination of tax-exempt status under Section 501(a).

         The Plan obtained its latest determination letter on May 6, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
5.       TRANSACTIONS WITH PARTIES-IN-INTEREST

         The Plan held, at fair value, $1,085,681 and $1,960,067 of Dominion Homes, Inc. common shares (Employer securities) at December 31, 1999 and 1998, respectively. The Plan purchased 10,192 and 12,298 shares of Dominion Homes, Inc. common shares at a cost of $88,974 and $148,189 in 1999 and 1998, respectively. The Plan sold 11,299 and 4,137 Dominion Homes, Inc. common shares for $71,720 and $41,903 with a realized gain of $10,276 and $20,517 in 1999 and 1998, respectively.

         Certain Plan investments are units of common/collective trusts, money market funds and mutual funds managed by Key Bank, an affiliate of Key Trust Company, in 1999 and The Huntington National Bank, an affiliate of The Huntington Trust Company, in 1998. The Key Trust Company is the trustee as defined by the Plan for 1999, and Huntington Trust Company was the trustee as defined by the plan for 1998 and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $29,026 and $28,328 for the plan years ended December 31, 1999 and 1998, respectively.

6.       RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

         Net assets available for benefits and benefits paid to participants per the financial statements differ from the Form 5500 due to amounts allocated to withdrawing participants. Amounts allocated to withdrawing participants are recorded as liabilities on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date. Such amounts are not liabilities for financial reporting purposes.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

IDENTITY OF ISSUE, BORROWER,                                                                 CURRENT
 LESSOR, OR SIMILAR PARTY           DESCRIPTION OF INVESTMENT                SHARES           VALUE
*   Key Trust Company            EB Money Market Fund                        56,020        $   56,020

*   Key Trust Company            EB MaGIC Fund                               21,321           290,001

*   Dominion Homes, Inc.         Common Shares                              173,709         1,085,681

*   Victory Funds                LifeChoice Conservative Investor Fund       33,971           370,966

*   Victory Funds                LifeChoice Moderate Investor Fund           97,354         1,152,671

*   Victory Funds                LifeChoice Growth Investor Fund            114,294         1,438,963

*   Victory Funds                Growth Fund                                  5,686           144,602

*   Victory Funds                Stock Index Fund                            32,494           793,821

    Fidelity Advisors            Growth Opportunities Fund (Class T)         20,970           978,466

    Janus                        Janus Twenty Fund                            8,638           720,698

    Janus                        Janus Worldwide Fund                         6,742           515,264

    INVESCO Funds                Dynamics Fund                               10,039           259,620

    PIMCO Funds                  Total Return Fund                            2,165            21,434

    Baron Capital                Baron Asset Fund                             3,868           227,321


*   Indicates transaction is with a party-in-interest.


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
                              DOMINION HOMES, INC.
                            RETIREMENT PLAN AND TRUST
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 1999

                                INDEX TO EXHIBITS
                                -----------------

 Exhibit No.     Description                                     Page No.
 -----------     -----------                                     --------

     1           Consent of Independent Public Accountants       Page 15


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